United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M101	13D	Page 1 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DSM International B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,936,232

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,936,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,936,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03236M101	13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Koninklijke DSM N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,936,232

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,936,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,936,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03236M101	13D	Page 3 of 8 Pages
Explanatory Note

                On June 5, 2017, Amyris, Inc. (the “Issuer”) filed a Certificate of Amendment of the Restated Certificate of Incorporation with the Secretary of State of Delaware to effect a fifteen-to-one reverse stock split of the shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), effective as of the close of business, Eastern Time, on June 5, 2017 (the “Reverse Stock Split”). All figures in this statement on Schedule 13D (the “Statement”) reflect the Reverse Stock Split.

Item 1.	Security and Issuer.

The Statement relates to the Common Stock of the Issuer with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

Item 2.	Identity and Background.

The Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	DSM International B.V. (“DSM International”) and
(2)	Koninklijke DSM N.V. (“Royal DSM”).

DSM and Royal DSM are each organized under the laws of The Netherlands.

The business address of each of the Reporting Persons is HET Overloon 1, 6411 TE Heerlen, Netherlands.

Royal DSM is a manufacturer of life science products, performance materials and chemicals. DSM International is a wholly owned subsidiary of Royal DSM principally engaged in manufacturing industrial products.

Information with respect to the members of the Managing Board and Supervisory Board of Royal DSM (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship of such persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Purchase Agreement (as defined below), on May 11, 2017 (the “Closing”) DSM International purchased (i) 25,000 shares of Series B Preferred Stock (as defined below), (ii) Cash Warrants (as defined below) to purchase of 3,968,116 shares of Common Stock and (iii) the Dilution Warrant (as defined below) for aggregate cash consideration of $25,000,000.

CUSIP No. 03236M101	13D	Page 4 of 8 Pages
The purchase price for the shares of Series B Preferred Stock and Warrants (as defined below) was paid from the operating funds of DSM International.

Item 4.	Purpose of Transaction.

Securities Purchase Agreement

On May 8, 2017, the Issuer, DSM International and certain other investors entered into Securities Purchase Agreement (the “Purchase Agreement”), for the issuance and sale of shares of the Issuer’s Series A 17.38% Convertible Preferred Stock (the “Series A Preferred Stock”), shares of the Issuer’s Series B 17.38% Convertible Preferred Stock, (the “Series B Preferred Stock”), two series of warrants to purchase shares of the Issuer’s Common Stock at exercise prices of $7.80 per share and $9.30 per share (the “Cash Warrants”), and warrants to purchase additional shares of Common Stock in the event the Issuer undertakes certain dilutive transactions (the “Dilution Warrant” and, together with the Cash Warrants, the “Warrants”).

On July 7, 2017, the Issuer’s stockholders approved (the “Stockholder Approval”) the issuance of shares of Common Stock upon the conversion of the Series B Preferred Stock and Warrants sold pursuant to the Purchase Agreement. Following the Stockholder Approval, each share of Series B Preferred Stock is convertible at any time at the option of the holder into approximately 158.7 shares of Common Stock, subject to certain adjustments. Also following the Stockholder Approval, the Cash Warrants became immediately exercisable.

The Dilution Warrant held by DSM International gives DSM International the right to purchase a number of shares of Common Stock, at a price of $0.0001 per share, sufficient to provide it with full-ratchet anti-dilution protection for any issuance by the Issuer of equity or equity-linked securities during the three year period following Closing at a per share price (including any conversion or exercise price, if applicable) less than $6.30 per share.

Standstill Requirement

Pursuant to the terms of the Purchase Agreement, from Closing until three months after no Designated Director (as defined below) serves on the Board of the Issuer, the Reporting Persons shall not directly or indirectly, without prior consent of the Issuer, (i) acquire or agree to acquire, tender or exchange offer beneficial ownership of additional voting securities or convertible securities after the Closing that would result in the Reporting Persons beneficially owning more than 33.0% of the Issuer’s voting securities; (ii) make or participate in any “solicitation” of “proxies” to vote the Issuer’s voting securities or to advise or influence any person with respect to the voting of such securities or deposit any such securities in any voting trust; (iii) make any public announcement of a proposal with respect to any extraordinary transaction involving the Reporting Persons and the Issuer; (iv) effect or seek to effect any recapitalization, reclassification, liquidating or dissolution of the Issuer; (v) publicly disclose any intention, plan or arrangement by Reporting Persons regarding the possibility of any of the events described in clauses (i) through (iv) above; (vi) knowingly take any action that would require the Issuer or the Reporting Persons under applicable laws or exchange rules to make a public announcement regarding any of the events described in clauses (i) through (iv) above; and

CUSIP No. 03236M101	13D	Page 5 of 8 Pages
(vii) enter into any discussion, negotiations, agreements or understanding with any other third party with respect to the foregoing.

Registration Rights

Pursuant to the Purchase Agreement, within 30 calendar days of the date of the Stockholder Approval, the Issuer has agreed to file a registration statement on Form S-3 (or other appropriate form if the Issuer is not then S-3 eligible) providing for the resale by DSM International and the other investors of the shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Cash Warrants. The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the Closing and commercially reasonable efforts to keep such registration statement effective at all times until (i) no party to the Purchase Agreement owns any shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Cash Warrants or (ii) the shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Cash Warrants are eligible for resale under Rule 144 without regard to volume limitations.

Stockholder Agreement

On May 11, 2017, the Issuer and DSM International entered in to a Stockholder Agreement (the “Stockholder Agreement”), pursuant which the Issuer granted DSM International the right, subject to certain restrictions, to designate one director selected by DSM International (the “Designated Director”) to the Issuer’s Board of Directors (the “Board”). DSM International selected Philip Eykerman as the Designated Director and, on May 18, 2017, the Board appointed Mr. Eykerman to serve as a director.

Pursuant to the terms of the Stockholder Agreement, the Issuer has agreed, consistent with the Board’s fiduciary duties, to cause the Designated Director to be re-nominated in the future; provided, that DSM International will cease to have the right to designate any Designated Director at such time as DSM International or its affiliates hold less than 4.5% of the outstanding Common Stock. In addition, for as long as there is a Designated Director serving on the Board, the Issuer has agreed not to engage in certain commercial or financial transactions or arrangements without the consent of any then-serving Designated Director. The Stockholder Agreement also grants DSM International certain pre-emptive rights to purchase additional shares of capital stock of the Issuer in connection with a sale of equity or equity-linked securities by the Issuer in a capital raising transaction for cash, subject to certain exceptions, to maintain its proportionate ownership percentage in the Issuer.

CUSIP No. 03236M101	13D	Page 6 of 8 Pages
General

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Purchase Agreement and Stockholder Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Purchase Agreement, the Reporting Persons or their designee(s) to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

 (a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 20,759,454 shares of Common Stock outstanding as of May 10, 2017, as reported in the Issuer’s Definitive Proxy Statement filed June 5, 2017 and after giving effect to the Reverse Stock Split, and assumes the conversion of all shares of Series B Preferred Stock and the exercise of the Cash Warrants held by DSM International.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
DSM International B.V.	7,936,232	27.7%	0	7,936,232	0	7,936,232
Koninklijke DSM N.V.	7,936,232	27.7%	0	7,936,232	0	7,936,232

CUSIP No. 03236M101	13D	Page 7 of 8 Pages
The securities reported herein are held of record by DSM International, which is a wholly owned subsidiary of Royal DSM, and includes (i) 3,968,116 shares of Common Stock issuable upon conversion of 25,000 shares of Series B Preferred Stock, and (ii) 3,968,116 shares of Common Stock issuable upon exercise of the Cash Warrants. Accordingly, Royal DSM may be deemed to share beneficial ownership of the securities held of record by DSM International. Royal DSM is a publicly traded company with securities listed on the Amsterdam Stock Exchange.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Purchase Agreement and Stockholder Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2
Securities Purchase Agreement, dated May 8, 2017, by and among the Issuer and certain investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 8, 2017).

CUSIP No. 03236M101	13D	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 17, 2017

DSM International B.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

Schedule A

Koninklijke DSM N.V.

Managing Board

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Feike Sijbesma, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Chairman of Managing Board, Koninklijke DSM N.V.	The Netherlands
Geraldine Matchett, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Chief Financial Officer, Koninklijke DSM N.V.	England, France and Switzerland
Dimitri de Vreeze, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Managing Board Member, Koninklijke DSM N.V.	The Netherlands

Supervisory Board

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Rob Routs, Chairman	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Chairman of Supervisory Board, Koninklijke DSM N.V.	The Netherlands
Tom de Swaan, Vice Chairman	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Vice Chairman of Supervisory Board, Koninklijke DSM N.V.	The Netherlands
Victoria Haynes, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Supervisory Board Member, Koninklijke DSM N.V.	United States of America
Eileen Kennedy, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Supervisory Board Member, Koninklijke DSM N.V.	United States of America

Pauline van der Meer Mohr, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Supervisory Board Member, Koninklijke DSM N.V.	The Netherlands
Frits van Paasschen, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Supervisory Board Member, Koninklijke DSM N.V.	The Netherlands and United States of America
Pradeep Pant, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Supervisory Board Member, Koninklijke DSM N.V.	Singapore
John Ramsey, Member	HET Overloon 1, 6411 TE Heerlen, Netherlands. PP	Supervisory Board Member, Koninklijke DSM N.V.	England